        May 24, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Daniel C. Ustian
Chief Executive Officer
Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, IL 60555

RE: Navistar International Corporation (the "Company")
 Form 10-K for the fiscal year ended October 31, 2004
 File No. 1-09618

Dear Mr. Ustian:

 We have completed our review of your Form 10-K and have no
further comments at this time.

        Sincerely,

        Joseph A. Foti
        Senior Assistant Chief
Accountant